Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

July 30, 2019

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”)
Offering Statement on Form 1-A/A, Filed July 12, 2019
File No. 024-11012

Dear Mr. McWilliams:

This letter responds to your correspondence dated July 26, 2019, providing comments on the above-referenced Offering Statement on Form 1-A/A filed on July 12, 2019 by the Company (the “Original Filing”). Earlier today, the Company filed via EDGAR an amendment to the Original Filing (the “Amendment”).

Amended Offering Statement filed July 12, 2019

1.	Refer to your response to comment 3. We note that you are attempting to incorporate interim financial statements by reference to your Form 10-Q for the period ended March 31, 2019. Please include the interim financial statements in the offering circular. Refer to footnotes 15 and 17 and the accompanying text in Securities Act Release No. 33-10591 (December 19, 2018).

Response: The interim financial statements have been added to the offering circular beginning on page F-52, and the incorporation by reference language has been removed on page i.

2.	We note your disclosure on the cover page of the offering circular that on May 30, 2019, the last reported sale price of your common stock was $4.70 per share. Please provide an updated market price.

Response: The last reported sale price on the cover page has been updated to reflect a more recent date.

J. Nolan McWilliams

Securities and Exchange Commission

July 30, 2019

Description of the Securities We Are Offering, page 51

3.	We note your response to prior comment 2, and your revised disclosure that the company does not intend for the provision in the Warrant Agency Agreement regarding jurisdiction to apply to actions arising under the Securities Act or the Exchange Act. Please revise the Warrant Agency Agreement to clearly state that such provision does not apply to claims under the federal securities laws.

Response: Section 8.3 of the Warrant Agency Agreement has been revised to clearly state that the jurisdiction and venue provisions do not apply to claims under the federal securities laws.

Plan of Distribution, page 58

4.	The procedures for subscribing as described in this section do not appear to be consistent with the procedures set forth in the subscription agreements filed as Exhibits 4.1 and 4.2. In addition, such disclosure does not appear to be consistent with the disclosure on the offering circular cover page that indicates that certain funds will not be kept in escrow prior to a closing. Please advise.

Response: The procedures for subscribing that are described under Plan of Distribution and on the cover page have been revised to correctly reflect the escrow procedures. In addition, Exhibit 4.1 has been revised accordingly and Exhibit 4.2 has been deleted.

Exhibits

5.	We note that you indicated in Part I that you have used solicitation of interest communications in connection with the proposed offering. However, you have not filed such materials as exhibits. Please advise.

Response: The solicitation of interest communications that have been used to date have been filed as Exhibit 13.1 to the Form 1-A.

* * * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer